UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2021

Piestro, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11315

Delaware	82-3723875

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1438 9th St Santa Monica, CA	90401

(Address of principal executive offices)	(Zip Code)

510-290-1100

Registrant’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

SEMI-ANNUAL REPORT DATED SEPTEMBER 27, 2021

 PIESTRO, INC.

1438 9th STREET

SANTA MONICA, CA 90401

In this Semi-Annual Report, the terms “we”, “Piestro”, or “the Company” refers to Piestro, Inc.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Results

Through June 30, 2021, the Company has not recorded any revenues to date.

In the six months ended June 30, 2021, operating expenses were $2,460,802 compared to $705,197 for the 6 months ended June 30, 2020, representing an increase of 249%. The increase resulted from expenses associated with engineering, research and development, business development, marketing, and fundraising in service of producing its first fully working Piestro pod and preparing to manufacture multiple units of the product.

Our operating expense are also reflected in an accrued liability to Wavemaker Labs for services rendered under the Company’s Master Services Agreement with Wavemaker Labs, which included research & development activities to build the prototype and general support activities focused on business development and fundraising efforts.

We anticipate that operating expenses will increase further as we take on costs associated with manufacturing our product at greater scale and as we built out a more robust team to support all aspects of running the company as it goes to market - including business development, operations, fundraising, and other general support.

Liquidity and Capital Resources

As of June 30, 2021, the Company had $37,932 in cash and cash equivalents.

In March 2020, the Company entered into an agreement with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. As of June 30, 2021 and June 30, 2020, the Company had incurred $1,614,617 and $658,056, respectively, of fees under this agreement. The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark-up on materials costs. While we intend to repay all or a portion of this amount from proceeds of the offering, the Company has received assurances that Wavemaker Labs will not take action related to any amount due in default and will instead allow any outstanding liability to continue accruing at a rate of 2% per month.

During the six months ended June 30, 2021 and 2020, the Company received an aggregate of $180,000 and $13,000, respectively, in related party notes. During the six months ended June 30, 2021 and 2020, the Company incurred interest expense of $5,905 and $410, respectively. All notes bear interest at 3% per annum and mature in 2021.

The Company completed an oversubscribed Regulation CF equity crowdfunding campaign in 2020 which reached its target date having received gross investment commitments of $1,070,000, and ultimately resulted in gross proceeds of $1,052,980 after all investments were settled following the campaign close. Additionally, the Company raised $100,000 in a concurrent offering to accredited investors. Proceeds from the Regulation CF Offering and concurrent offering to accredited investors were used to support the significant increase in expenses described above. The Company launched its current Regulation A+ offering on March 18, 2021 to raise up to an additional $5,000,000. For the period covered by this report, the Company had received gross proceeds of approximately $1,094,800 from this Offering. In addition to this Regulation A crowdfunding offering, the Company may try to raise additional capital through other crowdfunding offerings, equity issuances, or other available methods. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

In June 2018, the Company issued a loan to Wavemaker Partners V LP, with a total principal of $250,000 with a 6% compounded per annum interest rate. The maturity date of this loan is June 30, 2021. Effective June 30, 2021, the Company forgave the outstanding note with Wavemaker Partners V, LP, including accrued interest of $51,229. In exchange for the note’s forgiveness, two related parties contributed 117,668 Class F shares to the Company’s treasury. Accordingly, $301,229 was recorded to treasury stock.

In 2020, the Company loaned an aggregate of $739,745 to related parties Graze, Inc. and Wavemaker Labs, Inc. The loans, which are not documented through written agreements, bear interest from 3% to 6% per annum and mature in 2021. As of June 30, 2020, the loan principal and interest were repaid in full.

Trend Information

The Company has increased expenses considerable during the first half of 2021 after having minimal expenses from launching in late 2017 through June 30, 2020. After raising capital through its Regulation CF campaign in 2020 and launching its Regulation A+ campaign in March 2021, the Company was able to ramp up product development efforts -and therefore expenses - in the second half of 2020 and in 2021. The Company expects to produce its first fully working Piestro pod by the end of 2021 and has increased expenses associated with engineering, research and development, business development, marketing, and fundraising in service of that outcome. Any delays in the development process can possibly have an effect on the Company’s ability to meet this deadline. These delays could be the result of inadequate financing and capital, lack of manufacturing resources, or unforeseen delays in the development process.

In September 2021, the Company became a 50 percent owner of 800 Degrees Go, Inc., an entity formed on August 13, 2021. 800 Degrees Go, Inc. plans to scale a low-footprint, off-premise dining concept in the near term. In the future, it intends to expand further through custom automated pizzeria pods built for the company by Piestro. Piestro intends to provide these white labeled pods commissioned by 800 Degrees Go, Inc. The Company also plans to provide 800 Degrees Go, Inc. with a revolving loan to support launch and early operations.

Although many businesses have been financially impacted by COVID-19, we believe our product will see an increase in demand due to the contactless nature of the product. However, the effects of COVID-19 continue to evolve and remain uncertain for the foreseeable future.

Piestro, Inc.

INDEX TO EXHIBITS

2.1 Amended and Restated Certificate of Incorporation*

2.2 Amended and Restated Bylaws*

2.3 Certificate of Amendment to the Amended and Restated Certificate of Incorporation*

4.1 Form of Subscription agreement*

6.1 Master Services Agreement between Wavemaker Labs and Future Labs VI*

6.2 Form of Secured Promissory Note between Future VC, LLC and Future Labs VI*

6.3 Loan Agreement between Wavemaker Partners V, LP and Future Labs VI*

6.4 Stock Option Agreement with Massimo de Marco*

8.1 Escrow agreement with Prime Trust, LLC Company*

* Included as exhibits to the Company’s Form 1-A and pre-qualification amendments (SEC File No. 024-11315).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Piestro, Inc.

By	/s/ James Buck Jordan
James Buck Jordan, Director
Piestro, Inc.
Date: September 27, 2021

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ Massimo Noja de Marco
Massimo Noja de Marco, Chief Executive Officer
Piestro, Inc.
Date: September 27, 2021

By	/s/ Kevin Morris
Kevin Morris, Chief Operating Officer, Principal Financial Officer, Principal Accounting Officer
Piestro, Inc.
Date: September 27, 2021

By	/s/ James Buck Jordan
James Buck Jordan, Director
Piestro, Inc.
Date: September 27, 2021

PIESTRO, INC.

FINANCIAL STATEMENTS

JUNE 30, 2021

PIESTRO, INC.
BALANCE SHEETS

	June 30,	December 31,
	2021	2020
ASSETS	(unaudited)
Current assets:
Cash and cash equivalents	$37,932	$155,361
Loan receivable, related party	-	989,745
Interest receivable, related party	-	43,553
Escrow receivable	59,041	59,041
Deposits	9,200	-
Deferred offering costs	-	24,967
Total assets	$106,173	$1,272,667

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable, related party	1,946,534	$1,442,949
Accounts payable	252,750	94,018
Accrued expenses	8,808	8,808
Loan payable, related party	81,500	49,750
Interest payable, related party	1,364	866
Total liabilities	2,290,956	1,596,391

Commitments and contingencies (Note 9)

Stockholders' equity (deficit)
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, 0 and 0 shares issued and outstanding as of both June 30, 2021 (unaudited) and December 31, 2020	-	-
Class F stock, $0.0001 par value, 3,000,000 shares authorized, 2,882,332 and 3,000,000 shares issued and outstanding as of June 30, 2021 (unaudited) and December 31, 2020, respectively	288	300
Common stock, $0.0001 par value, 10,000,000 shares authorized, 1,164,718 and 782,956 shares issued and outstanding as of June 30, 2021 (unaudited) and December 31, 2020, respectively	116	78
Additional paid-in capital	2,449,706	1,543,903
Subscription receivable	(62,035)	(50,000)
Treasury stock	(301,229)	-
Accumulated deficit	(4,271,629)	(1,818,005)
Total stockholders' equity (deficit)	(2,184,783)	(323,725)
Total liabilities and stockholders' equity (deficit)	$106,173	$1,272,667

See accompanying notes, which are an integral part of these financial statements.

PIESTRO, INC.

STATEMENTS OF OPERATIONS

	Six Months Ended
	June 30
	2021	2020
	(unaudited)
Net revenue	$-	-
Cost of net revenue	-	-
Gross profit	-	-

Operating expenses:
Research and development	1,664,667	544,184
Sales and marketing	127,656	114,247
General and administrative	668,479	46,766
Total operating expenses	2,460,802	705,197

Loss from operations	(2,460,802)	(705,197)

Other income (expense):
Interest income	13,083	10,170
Interest expense	(5,905)	(410)
Total other income (expense), net	7,178	9,760

Provision for income taxes	-	-
Net loss	$(2,453,624)	$(695,437)

Weighted average common shares outstanding -basic and diluted	2,317,808	2,317,808
Net loss per common share - basic and diluted	$(1.06)	$(0.30)

See accompanying notes, which are an integral part of these financial statements.

PIESTRO, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

							Additional				Total
	Preferred Stock		Class F Stock		Common Stock		Paid-in	Subscription	Treasury	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Stock	Deficit	Equity (Deficit)
Balances at December 31, 2019	-	-	-	-	3,000,000	$300	$313,237	$-	$-	$(44,240)	$269,297
Conversion of common stock to Class F stock	-	-	3,000,000	300	(3,000,000)	(300)	-	-	-	-	-
Stock-based compensation expense	-	-	-	-	-	-	47,141	-	-	-	47,141
Net loss	-	-	-	-	-	-	-	-	-	(695,437)	(695,437)
Balances at June 30, 2020 (unaudited)	-	$-	-	$-	3,000,000	$300	$360,378	$-	$-	$(739,677)	$(378,999)

Balances at December 31, 2020	-	$-	3,000,000	$300	782,956	$78	$1,543,903	$(50,000)	$-	$(1,818,005)	$(323,725)
Issuance of common stock, net of issuance costs	-	-	-	-	381,762	38	726,852	(12,035)	-	-	714,855
Offering costs	-	-	-	-	-	-	(185,997)	-	-	-	(185,997)
Issuance of treasury stock	-	-	(117,668)	(12)	-	-	12	-	(301,229)	-	(301,229)
Stock-based compensation expense	-	-	-	-	-	-	364,936	-	-	-	364,936
Net loss	-	-	-	-	-	-	-	-	-	(2,453,624)	(2,453,624)
Balances at June 30, 2021 (unaudited)	-	$-	2,882,332	$288	1,164,718	$116	$2,449,706	$(62,035)	$(301,229)	$(4,271,629)	$(2,184,783)

See accompanying notes, which are an integral part of these financial statements.

PIESTRO, INC.

STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30
	2021	2020
	(unaudited)
Cash flows from operating activities:
Net loss	$(2,453,624)	$(695,437)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	364,936	47,141
Changes in operating assets and liabilities:
Interest receivable, related party	(7,676)	(10,170)
Accounts payable, related party	364,835	680,400
Accounts payable	158,732	-
Interest payable, related party	498	411
Net cash provided by (used in) operating activities	(1,572,300)	22,344
Cash flows from investing activities:
Issuance of loans to related parties	-	(22,625)
Repayment of loans from related parties	730,245	-
Deposits	(9,200)	(12,750)
Net cash provided by (used in) investing activities	721,045	(35,375)
Cash flows from financing activities:
Proceeds from related party loans	180,000	13,000
Proceeds from issuance of common stock, net of issuance costs	714,855
Offering costs	(161,030)	-
Net cash provided by financing activities	733,825	13,000
Net change in cash and cash equivalents	(117,429)	(30)
Cash and cash equivalents at beginning of period	155,361	130
Cash and cash equivalents at end of period	$37,932	$100

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash financing activities:
Subscription receivable	$12,035	$-
Conversion of related party notes into accounts payable	$138,750	$-
Issuance of treasury stock as forgiveness of related party receivable and interest	$301,229	$-

See accompanying notes, which are an integral part of these financial statements.

PIESTRO, INC.
NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Piestro, Inc. (the “Company”) is a corporation formed on December 4, 2017 under the laws of Delaware as Future Labs VI, Inc. On November 25, 2020, the Company changed its name to Piestro, Inc. The Company was formed to sell automated pizza vending machines. The Company is headquartered in Santa Monica, California.

As of Jube 30, 2021, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, net losses of $2,453,624 and $695,437 for the six months ended June 30, 2021 and 2020, respectively, has incurred negative cash flows from operations for the six months ended June 30, 2021, and has not yet recognized any revenue. As of June 30, 2021, the Company had an accumulated deficit of $4,271,629 and has a working capital deficit of $2,184,783. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2021 and the statements of operations, stockholders’ equity and cash flows for the six months ended June 30, 2021 and 2020 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2021 and the results of its operations and its cash flows for the six months ended June 30, 2021 and 2020. The financial data and other information disclosed in these notes related to the six months ended June 30, 2021 and 2020 are also unaudited. The results for the six months ended June 30, 2021 are not necessarily indicative of results to be expected for the year ending December 31, 2021, any other interim periods, or any future year or period.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2021 and December 31, 2020, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of June 30, 2021 and December 31, 2020, the Company had capitalized deferred offering costs of $0 and $24,967, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of June 30, 2021 and 2020 are as follows:

	Six Months Ended
	June 30
	2021	2020
	(unaudited)
Options to purchase common stock	831,758	532,005
Warrants	32,967	32,967
Total potentially dilutive shares	864,725	564,972

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	LOAN RECEIVABLE, RELATED PARTY

The following is a summary of related party loan receivables by entity as of June 30, 2021 and December 31, 2020:

	Outstanding Balance as of
	June 30,	December 31,
Name	2021	2020
Future Labs V, Inc.	$-	$9,500
Future Labs VII, Inc.	-	730,245
Wavemaker Partners V, LP	-	250,000
	$-	$989,745

During 2021, the Company netted certain note receivables and payables with the corresponding related party entities. Refer to Note 5.

In 2020, the Company loaned an aggregate of $739,745 to related parties. The loans bear interest from 3% to 6% per annum and mature on June 30, 2021.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

During the six months ended June 30, 2021 and 2020, the Company received repayments and made advances of $730,245 and $22,625, respectively, in related party notes.

Effective June 30, 2021, the Company forgave the outstanding note with Wavemaker Partners V, LP, including accrued interest of $51,229. In exchange for the note’s forgiveness, two related parties contributed 117,668 Class F shares to the Company’s treasury. Accordingly, $301,229 was recorded to treasury stock.

During the six months ended June 30, 2021 and 2020, the Company recognized interest income of $13,083 and $10,170, respectively, all of which remains unpaid as of June 30, 2021.

5.	LOAN PAYABLE, RELATED PARTY

The following is a summary of related party loan payables by entity as of June 30, 2021 and December 31, 2020:

	Outstanding Balance as of
	June 30,	December 31,
Name	2021	2020
Future Labs III, Inc.	$7,000	$7,000
Future Labs V, Inc.	30,500	-
Future Labs VII, Inc.	-	12,750
Future VC, LLC	44,000	30,000
	$81,500	$49,750

During 2021, the Company netted certain note receivables and payables with the corresponding related party entities. Refer to Note 4.

During the six months ended June 30, 2021 and 2020, the Company received an aggregate of $180,000 and $13,000, respectively, in related party notes.

During the six months ended June 30, 2021 and 2020, the Company incurred interest expense of $5,905 and $410, respectively. All notes bear interest at 3% per annum and mature in 2021.

For all notes, upon the occurrence of a change in control of the noteholder, all outstanding indebtedness under these notes will become immediately due and payable upon the closing of the acquisition.

6.	STOCKHOLDERS’ EQUITY (DEFICIT)

As of June 30, 2021, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue three classes of stock: Preferred Stock, Class F Stock and Common Stock. The Company is authorized to issue 5,000,000 shares of Preferred Stock, 3,000,000 shares of Class F Stock and 10,000,000 shares of common stock. All classes of stock have a par value of $0.0001 per share. The Preferred Stock and Class F Stock are convertible into shares of common stock.

The Preferred Stock may be divided into such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of preferred stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock.

As of June 30, 2021 and December 31, 2020, there were no shares of Preferred Stock issued or outstanding.

The holders of Class F and common stock shall have the following rights and preferences:

Voting

Each holder of common stock shall have the right to one vote per share. Each holder of Class F stock shall have the right to one vote for each share of common stock into which such Class F stock could then be directly converted (without first being converted to another series of subsequent preferred stock), and with respect to each such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock. The holders of Class F stock and common stock shall vote together as a single class on all matters.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

Dividends

The holders of Preferred Stock, Class F Stock and common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the entire assets of the Company legally available for distribution shall be distributed among the holders of the Class F stock and common stock pro rata based on the number of shares of common stock held by each (assuming conversion of all such Class F stock into common stock).

Redemption

No class of stock shall have any redemption rights.

Conversion

Each share of Class F Stock shall automatically be converted into one share of common stock immediately upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock. Each share of Class F Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into an equal number of shares of common stock.

Upon each future equity financing, as defined in the Company’s articles of incorporation, 25% of the shares of Class F Stock held by each holder of Class F Stock shall automatically convert into a “Shadow Series” (as defined in the Company’s articles of incorporation) of shares of the series of preferred stock of the Company that is issued in such equity financing at the applicable Class F conversion ratio (as in the Company’s articles of incorporation). The Shadow Series of shall have identical rights, privileges, preferences, and restrictions except that (i) the liquidation preference per share of the Shadow Series shall equal $0.50 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to each series of Series A Preferred), with corresponding adjustments to any price-based antidilution and dividend rights provisions, (ii) the Shadow Series shall be excluded from voting with the Preferred Stock on any matters of the Company which either the Equity Financing Preferred Stock, specifically, or preferred stock of the Company, generally, have veto rights over, and (iii) the Shadow Series shall be excluded from any future rights or most favored nations privileges.

Stock Transactions

In April 2020, all 3,000,000 shares of common stock outstanding were converted into 3,000,000 shares of Class F Stock.

In 2020, the Company completed a Regulation CF offering and issued an aggregate of 686,514 shares of common stock for gross proceeds of $1,052,980, or $1.53 per share (effective price of $1.63 per share offering after issuance of bonus shares to certain investors). As of June 30, 2021 and December 31, 2020, the Company had an escrow receivable of $59,041, pertaining to this offering.

In September 2020, the Company issued 61,350 shares under of common stock Regulation D for proceeds of $100,000. As of June 30, 2021 and December 31, 2020, the Company had a subscription receivable of $0 and $50,000, respectively, pertaining to a Reg D issuance.

In December 2020, the Company issued 35,092 shares of common stock pursuant to an agreement for services.

In the six months ended June 30, 2021, the Company initiated a Regulation A offering and issued an aggregate of 381,762 shares of common stock for gross proceeds of $977,311, or $2.56 per share. As of June 30, 2021, the Company had a subscription receivable of $62,035 pertaining to this offering.

Effective June 30, 2021, the Company forgave the outstanding note with Wavemaker Partners V, LP, including accrued interest of $51,229. In exchange for the note’s forgiveness, the shareholders of Wavemaker Partners V contributed 117,668 Class F shares to the Company’s treasury. Accordingly, $301,229 was recorded to treasury stock.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

7.	STOCK-BASED COMPENSATION

Future Labs VI, Inc 2020 Stock Plan

In April 2020, the Company has adopted the Future Labs VI, Inc 2020 Stock Plan (“2020 Plan”), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2020 Plan was 831,760 shares as of June 30, 2021. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2020 Plan’s inception. As of June 30, 2021, there 2 shares available for grant under the 2020 Plan. Stock options granted under the 2020 Plan typically vest over a four-year period, with a 1-year cliff.

A summary of information related to stock options for the six months ended June 30, 2021 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2020	656,140	$0.52	$13,507
Granted	-	-
Exercised	-	-
Forfeited	-	-
Outstanding as of June 30, 2021 (unaudited)	656,140	$0.52	$13,507

Exercisable as of June 30, 2021 (unaudited)	336,056	$0.50	$11,920

As of June 30, 2021, the weighted average duration to expiration of outstanding options was 6.5 years.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Six Months Ended
	June 30,
	2021	2020
	(unaudited)
Risk-free interest rate	0.24% - 0.68%	0.46% - 1.37%
Expected term (in years)	5.23	6.07
Expected volatility	44.43%	44.43%
Expected dividend yield	0%	0%
Fair value per option	$1.12 - $2.10	$0.21 - $0.69

Stock-based compensation expense for stock options of $364,936 and $39,889 was recognized under FASB ASC 718 for the six months ended June 30, 2021 and 2020, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $113,245 as of June 30, 2021, which will be recognized over a weighted average period of 1.3 years.

Warrants

In January 2020, the Company granted warrants to purchase 32,967 shares of common stock with an exercise price of $0.50 per share to a related party as consideration for services. The grant-date fair value was $0.22 per share based on a Black-Scholes valuation using inputs commensurate with the options valuations inputs discussed above. The warrants vested immediately upon grant. As of June 30, 2021, 14,423 warrants had vested. Stock-based compensation expense of $7,826 was recognized under ASC 718 for the six months ended June 30, 2020.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

Classification

Stock-based compensation expense for stock options and warrants was classified in the statements of operations as follows:

8.	RELATED PARTY TRANSACTIONS

Refer to Notes 4 and 5 for detail on the Company’s loan receivable and loan payable with related parties.

As of June 30, 2021 and December 31, 2020, the Company had $1,946,534 and $1,442,949, respectively, in accounts payable with related parties under common control.

In March 2020, the Company entered into an agreement with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. During 2021, the Company has incurred $1,773,006 of fees under this agreement, including $946,456 in services payable in cash and $826,550 for which the Company intends to satisfy through the issuance of warrants in the second half of 2021. The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark-up on materials costs.

The following is a summary of operating expenses incurred with related parties during the six months ended June 30, 2021 and 2020:

	Six Months Ended
	June 30,
	2020	2020
	(unaudited)
Research and development	$1,500,173	$543,809
Sales and marketing	-	114,247
General and administrative	114,443	-
	$1,614,617	$658,056

9.	COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

10.	SUBSEQUENT EVENTS

In September 2021, the Company became a 50 percent owner of 800 Degrees Go, Inc., a Delaware corporation formed on August 13, 2021.

Through the issuance date, the Company has raised an aggregate of $2,270,000 in gross proceeds pursuant to its Regulation A+ offering of common stock.

PIESTRO, INC.

NOTES TO FINANCIAL STATEMENTS

Management has evaluated subsequent events through September 18, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.